Term sheet To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 50-I dated December 15, 2006 and underlying supplement no. 120 dated December 15, 2006	Term sheet no. 1 to Product supplement no. 50-I Underlying supplement no. 120 Registration Statement no. 333-134553 Dated December 15, 2006; Rule 433

LEHMAN BROTHERS HOLDINGS INC. $ Principal Protected Notes Linked to the Nikkei 225SM Index (NKY) due December 21, 2011

General

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Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing December 21, 2011†.

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Payment is linked to the Nikkei 225SM Index.

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Cash payment at maturity of principal plus the Additional Amount, as described below.

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The notes are designed for investors who seek exposure to any appreciation of the Nikkei 225SM Index at maturity.  You will receive no interest payments.  You will have full principal protection at maturity.

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Minimum denominations of $1,000 and integral multiples thereof.

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The minimum initial investment is $5,000.

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The notes are expected to price on or about December 18, 2006†† (the “expected pricing date”) and are expected to settle on or about December 21, 2006.

Key Terms

Index:	The Nikkei 225SM Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Upside Participation Rate; provided that the Additional Amount will not be less than zero.

Upside Participation Rate:	The Upside Participation Rate will be determined on the pricing date and will not be less than 132%.
Index Return:	Ending Index Level – Initial Index Level
Initial Index Level
Initial Index Level:	The Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	December 16, 2011†
Maturity Date:	December 21, 2011†

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 50-I.

††  The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Taxed as Contingent Payment Debt Instruments”.

Investing in the Principal Protected Notes linked to the Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 50-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 120 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 50-I dated December 15, 2006, underlying supplement no. 120 dated December 15, 2006 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents

Lehman Brothers Holdings has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 120 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

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(1)

The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

(2)

Lehman Brothers Inc. expects to receive $0 per $1,000 principal amount in commission.

LEHMAN BROTHERS

December 15, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 50-I and underlying supplement no. 120. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 120, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 50-I and “Risk Factors” in the accompanying underlying supplement no. 120, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

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Product supplement no. 50-I dated December 15, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010283/file1.htm

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Underlying supplement no. 120 dated December 15, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010282/file1.htm

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MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

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Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

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Preservation of Capital at Maturity:  You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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Appreciation Potential:  At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Upside Participation Rate, provided that this payment will not be less than zero.

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 Diversification of the Nikkei 225SM Index:  The return on the notes is linked to the performance of the Nikkei 225SM Index which consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange.  It is a price weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries.  For additional information about the Index, see “The Nikkei 225SM Index” in the accompanying underlying supplement no. 120.

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Taxed as Contingent Payment Debt Instruments:  The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that the notes will be treated as debt subject to the contingent payment debt instrument rules for U.S. federal income tax purposes as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 50-I.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 50-I and in the “Risk Factors” section of the accompanying underlying supplement no. 120.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

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Market Risk:  The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

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The Notes Might Not Pay More Than the Principal Amount:  You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks underlying the Index or contracts related to the Index. If the Ending Index Level is not above the Initial Index Level, the Additional Amount will be zero. This will be true even if the level of the Index was above the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.

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No Interest or Dividend Payments or Voting Rights:   As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Index would have.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior To Maturity:  While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates:  The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and Japanese yen in which the stocks underlying the Index are denominated. Therefore, if the Japanese yen appreciates or depreciates relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.

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Lack of Liquidity: The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

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Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

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the expected volatility of the Index;

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the time to maturity of the notes;

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the dividend rate on the stocks underlying the Index;

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interest and yield rates in the market generally;

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the exchange rate and volatility of the exchange rate between the U.S. dollar and the Japanese yen;

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a variety of economic, financial, political, regulatory or judicial events; and

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our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -60.00% to +60.00% and assumes an Upside Participation Rate of 132% and an Initial Index Level of 16912.44. The following results are based solely on the hypothetical example cited. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Upside Participation Rate (132%)	Additional Amount	Principal	Payment at Maturity	Annual Percentage Yield
6764.98	-60.0%	-79.2%	$0.00	$1,000.00	$1,000.00	0.00%
8456.22	-50.0%	-66.0%	0.00	1,000.00	1,000.00	0.00%
10147.46	-40.0%	-52.8%	0.00	1,000.00	1,000.00	0.00%
11838.71	-30.0%	-39.6%	0.00	1,000.00	1,000.00	0.00%
13529.95	-20.0%	-26.4%	0.00	1,000.00	1,000.00	0.00%
15221.20	-10.0%	-13.2%	0.00	1,000.00	1,000.00	0.00%
16912.44	0.0%	0.0%	0.00	1,000.00	1,000.00	0.00%
18603.68	10.0%	13.2%	132.00	1,000.00	1,132.00	2.51%
20294.93	20.0%	26.4%	264.00	1,000.00	1,264.00	4.80%
21986.17	30.0%	39.6%	396.00	1,000.00	1,396.00	6.90%
23677.42	40.0%	52.8%	528.00	1,000.00	1,528.00	8.85%
25368.66	50.0%	66.0%	660.00	1,000.00	1,660.00	10.67%
27059.90	60.0%	79.2%	792.00	1,000.00	1,792.00	12.37%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:  The level of the Index increases from the Initial Index Level of 16912.44 to an Ending Index Level of 20294.93. Because the Ending Index Level of 20294.93 is above the Initial Index Level of 16912.44, the Additional Amount is equal to $264 and the final payment at maturity is equal to $1,264 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x 20.00% x 132%)= $1,264

Example 2: The level of the Index decreases from the Initial Index Level of 16912.44 to an Ending Index Level of 13529.95 Because the Ending Index Level of 13529.95 is below the Initial Index Level of 16912.44, the Additional Amount is equal to $0 and the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Historical Information

The following graphs show the weekly performance of the Index from January 5, 2001 through December 8, 2006. The Index closing level of the Index on December 14, 2006 was 16829.20.

We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[     ] additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[     ], $[     ] and $[     ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.